# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Crisp Momentum Inc., CIK 0000924396
CUSIP: 92934S502
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1700 Palm Beach Lakes Blvd., Suite 820, West Palm Beach, Florida (FL), 33401
Date of event which requires filing of this statement: 10/01/2025
Filed by CIK 0002090098
Persons authorized to receive notices and communications: Aleksandr Rubin, 5800 Lagorce Dr, Miami Beach, Florida (FL), 33140, 9173795067

## Reporting persons
- Stockaccess SP Inc. (CIK 0002090098): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 500,000,000; sole dispositive power 0; shared dispositive power 500,000,000; aggregate amount beneficially owned 500,000,000 (24.39% of the class)
  Comment: The percentage in #11 is based on 2,049,621,210 shares of common stock outstanding, pursuant to a representation by the Issuer in that certain Stock Purchase Agreement dated September 5, 2025.
- Aleksandr Rubin (CIK 0001877112): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 500,000,000; sole dispositive power 0; shared dispositive power 500,000,000; aggregate amount beneficially owned 500,000,000 (24.39% of the class)
  Comment: The percentage in #11 is based on 2,049,621,210 shares of common stock outstanding, pursuant to a representation by the Issuer in that certain Stock Purchase Agreement dated September 5, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Crisp Momentum Inc.
Address of issuer's principal executive offices: 1700 Palm Beach Lakes Blvd., Suite 820, West Palm Beach, Florida (FL), 33401

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Stockaccess SP Inc. ("Stockaccess") and Aleksandr Rubin ("Mr. Rubin") (collectively, the "Reporting Persons").
Residence or business address: The principal business address of the Reporting Persons is 5800 Lagorce Dr., Miami Beach, FL 33140.
Present principal occupation or employment: Stockaccess is a Delaware corporation which is in the business of strategic consulting. Stockaccess is wholly owned by Mr. Rubin.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship:
Mr. Rubin is a United States citizen.
Stockaccess is a Delaware corporation.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On October 1, 2025, Stockaccess entered into a Private Transaction Agreement (the "Transaction Agreement") with a shareholder of the Issuer, pursuant to which Stockaccess purchased 500,000,000 shares of the Issuer's common stock for an aggregate purchase price of $2,760,000 (equivalent to $0.00552 per share). Of this amount, approximately $360,000 was paid from the personal funds of Mr. Rubin and approximately $2.4 million was obtained pursuant to a loan from Index Atlas AG (the "Loan"). The Loan has an interest rate of 5%, with a term of 25 months. The repayment of the Loan may be made with cash or shares of the Issuer, at Stockaccess's option.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the shares for investment purposes.

The Reporting Persons currently do not have any plans or intentions to control or influence the corporate activities of the Issuer.

The Reporting Persons from time to time intend to review their investments in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's common stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the common stock or otherwise, they may acquire common stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market, the Lock Up Agreement, and other factors, the Reporting Persons may determine to dispose of some or all of the common stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions. Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer's capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The number of shares of common stock beneficially owned by the Reporting Persons is 500,000,000, representing 24.39% of the outstanding shares of the Company.

The following disclosure is based on 2,049,621,210 shares of common stock issued and outstanding of the Issuer pursuant to a representation by the Issuer in that certain Stock Purchase Agreement dated September 5, 2025.

Mr. Rubin is the sole shareholder of Stockaccess. Mr. Rubin is therefore the ultimate beneficial owner of Stockaccess. Mr. Rubin disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Stockaccess:
(i) Sole power to vote or direct the vote: 0;
(ii) Shared power to vote or direct the vote: 500,000,000;
(iii) Sole power to dispose or direct the disposition: 0;
(iv) Shared power to dispose or direct the disposition: 500,000,000.

2. Aleksandr Rubin:
(i) Sole power to vote or direct the vote: 0;
(ii) Shared power to vote or direct the vote: 500,000,000;
(iii) Sole power to dispose or direct the disposition: 0;
(iv) Shared power to dispose or direct the disposition: 500,000,000.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons entered into a Joint Filing Agreement, attached hereto as Exhibit 1.1.

On October 1, 2025, Stockaccess entered into a Lock-Up Agreement with the Issuer (the "Lock-Up Agreement"). Pursuant to the Lock-Up Agreement, Stockaccess agreed, subject to specified exceptions, not to, directly or indirectly, offer, sell, pledge, or otherwise transfer or dispose of any shares of Common Stock deemed to be beneficially owned by Stockaccess (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act")) or any other securities of the Issuer so owned that are convertible into or exercisable or exchangeable for shares of common stock until the 180 day anniversary of October 1, 2025 (the "Lock-Up Period"). Following the expiration of the Lock-Up Period, Stockaccess may sell up to 20% of the originally acquired shares during each three-month period on a rolling basis, with any unused portion not carrying over to subsequent periods. A copy of the Lock-Up Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1.1 Joint Filing Agreement
Exhibit 10.1 Lock-Up Agreement

## Signatures
- Stockaccess SP Inc.: /s/ Aleksandr Rubin, Aleksandr Rubin, President (10/09/2025)
- Aleksandr Rubin: /s/ Aleksandr Rubin, Aleksandr Rubin (10/09/2025)